OSISKO GOLD ROYALTIES LTD

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months

ended

June 30, 2022

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		June 30,	December 31,
		2022	2021
	Notes	$	$

Assets

Current assets

Cash	5	449,283	115,698
Amounts receivable		27,736	14,691
Inventories	6	26,361	18,596
Other assets		6,698	3,941
		510,078	152,926

Non-current assets

Investments in associates	7	126,523	125,354
Other investments	8	113,302	169,010
Royalty, stream and other interests	9	1,148,482	1,154,801
Mining interests and plant and equipment	4, 10	836,706	635,655
Exploration and evaluation		42,758	3,635
Goodwill		111,204	111,204
Other assets		34,381	18,037
		2,923,434	2,370,622

Liabilities

Current liabilities

Accounts payable and accrued liabilities		33,341	30,049
Dividends payable		10,177	9,157
Provisions and other liabilities	11	12,663	12,179
Current portion of long-term debt	12	300,600	294,891
		356,781	346,276

Non-current liabilities

Provisions and other liabilities	11	89,855	60,334
Long-term debt	12	4,636	115,544
Deferred income taxes		96,417	68,407
		547,689	590,561

Equity

Share capital		2,085,642	1,783,689
Warrants		-	18,072
Contributed surplus		59,383	42,525
Equity component of convertible debentures		14,510	14,510
Accumulated other comprehensive income		28,010	58,851
Deficit		(305,499)	(283,042)
Equity attributable to Osisko Gold Royalties Ltd's shareholders		1,882,046	1,634,605
Non-controlling interests		493,699	145,456
Total equity		2,375,745	1,780,061
		2,923,434	2,370,622

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
	Notes	$	$	$	$
			(Note 3)		(Note 3)

Revenues	15	63,959	57,941	123,357	124,864

Cost of sales	15	(15,318)	(10,791)	(26,480)	(31,188)
Depletion and amortization		(12,050)	(11,437)	(24,076)	(23,364)
Gross profit		36,591	35,713	72,801	70,312

Other operating expenses
General and administrative		(14,875)	(9,171)	(27,519)	(19,077)
Business development		(1,260)	(1,118)	(2,681)	(2,105)
Exploration and evaluation		(144)	(843)	(264)	(1,180)
Mining operating expenses		(20,602)	-	(35,848)	-
Impairments - royalty, stream and other interests		-	-	-	(2,288)
Impairments - mining exploration, evaluation and development		-	(40,479)	-	(40,479)
Operating (loss) income		(290)	(15,898)	6,489	5,183
Interest income		2,292	1,348	3,483	2,658
Finance costs		(7,310)	(5,884)	(13,683)	(12,027)
Foreign exchange gain (loss)		9,405	(406)	10,592	(1,535)
Share of (loss) income of associates		(1,219)	(1,861)	1,054	(1,893)
Other gains (losses), net	15	23,884	1,629	18,660	(281)
Earnings (loss) before income taxes		26,762	(21,072)	26,595	(7,895)
Income tax expense		(10,190)	(3,991)	(15,552)	(7,405)
Net earnings (loss)		16,572	(25,063)	11,043	(15,300)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		17,159	(14,759)	17,485	(4,165)
Non-controlling interests		(587)	(10,304)	(6,442)	(11,135)

Net earnings (loss) per share	16
Basic and diluted		0.09	(0.09)	0.10	(0.02)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Net earnings (loss)	16,572	(25,063)	11,043	(15,300)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	(15,508)	(1,384)	(31,277)	(900)
Income tax effect	1,460	138	3,523	2,843

Items that may be reclassified to the consolidated statement of income (loss)

Cumulative translation adjustments	17,992	(7,294)	11,186	(14,345)

Deemed disposal of an investment in an associate
Reclassification to the statements of income (loss) of the other comprehensive income, net of income tax	(294)	-	(294)	-

Other comprehensive income (loss)	3,650	(8,540)	(16,862)	(12,402)

Comprehensive income (loss)	20,222	(33,603)	(5,819)	(27,702)

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	21,404	(22,677)	1,307	(15,982)
Non-controlling interests	(1,182)	(10,926)	(7,126)	(11,720)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended June 30,		Six months ended June 30,

	Notes	2022	2021	2022	2021
		$	$	$	$

Operating activities
Net earnings (loss)		16,572	(25,063)	11,043	(15,300)
Adjustments for:
Share-based compensation		2,525	2,090	6,156	5,390
Depletion and amortization		15,983	11,794	31,000	24,055
Impairment of assets		384	40,479	904	44,879
Finance costs		2,570	1,716	4,715	3,555
Share of loss of associates		1,219	1,861	(1,054)	1,893
Net gain on acquisition of investments		-	(211)	(48)	(649)
Change in fair value of financial assets and liabilities at fair value through profit and loss		(12,106)	1,777	(3,930)	3,685
Net gain on dilution of investments		(1,544)	-	(3,604)	(1,391)
Gain in deemed disposal of associate		(11,854)	-	(11,854)	-
Foreign exchange (gain) loss		(9,156)	622	(10,556)	1,395
Flow-through shares premium income		(573)	(2,798)	(914)	(3,268)
Deferred income tax expense		9,735	3,483	14,863	6,833
Other		2,202	(432)	1,859	493
Net cash flows provided by operating activities before changes in non-cash working capital items		15,957	35,318	38,580	71,570
Changes in non-cash working capital items	17	(16,181)	(4,401)	(15,194)	(19,329)
Net cash flows (used in) provided by operating activities		(224)	30,917	23,386	52,241

Investing activities
Acquisition of Tintic, net of cash acquired	4	(62,189)	-	(62,189)	-
Acquisition of investments		(384)	(4,026)	(11,118)	(13,837)
Proceeds on disposal of investments		3,186	8,338	24,241	28,109
Acquisition of royalty and stream interests		-	(39,085)	(9,290)	(42,877)
Mining assets and plant and equipment		(20,973)	(53,839)	(34,007)	(89,651)
Exploration and evaluation expenses, net		(681)	(1,028)	(686)	(1,163)
Reclamation deposits, net		(13,371)	-	(13,371)	-
Other		(774)	(201)	(1,038)	(201)
Net cash flows used in investing activities		(95,186)	(89,841)	(107,458)	(119,620)

Financing activities
Bought deal equity financing		-	-	311,962	-
Share issue costs		(1,125)	-	(13,941)	-
Increase in long-term debt		3,666	-	7,536	50,000
Repayment of long-term debt		(115,095)	-	(115,700)	(50,000)
Investments from minority shareholders		213,153	-	255,543	38,841
Share issue expenses from investments from minority shareholders		(5,108)	-	(7,238)	(2,581)
Exercise of share options and shares issued under the share purchase plan		312	8,129	934	13,107
Normal course issuer bid purchase of common shares		-	-	(4,879)	(4,464)
Dividends paid		(9,755)	(7,914)	(18,478)	(15,696)
Capital payments on lease liabilities		(1,060)	(1,928)	(6,332)	(2,780)
Withholding taxes on settlement of restricted and deferred share units		(1,800)	(3,544)	(2,224)	(3,582)
Other		1,332	(3)	2	(3)
Net cash flows provided by (used in) financing activities		84,520	(5,260)	407,185	22,842

(Decrease) increase in cash before effects of exchange rate changes on cash		(10,890)	(64,184)	323,113	(44,537)
Effects of exchange rate changes on cash		10,723	(1,483)	10,472	(3,024)
(Decrease) increase in cash		(167)	(65,667)	333,585	(47,561)
Cash - beginning of period		449,450	320,630	115,698	302,524
Cash - end of period		449,283	254,963	449,283	254,963

Additional information on the consolidated statements of cash flows is presented in Note 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the six months ended June 30, 2022
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd's shareholders
		Number of				Equity	Accumulated
		common		Warrants		component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive			controlling
	Notes	outstanding	capital		surplus	debentures	income(i)	Deficit	Total	interests	Total
			($)	($)	($)	($)	($)	($)	($)	($)	($)
Balance - January 1, 2022		166,493,597	1,783,689	18,072	42,525	14,510	58,851	(283,042)	1,634,605	145,456	1,780,061

Net earnings (loss)		-	-	-	-	-	-	17,485	17,485	(6,442)	11,043
Other comprehensive loss		-	-	-	-	-	(16,178)	-	(16,178)	(684)	(16,862)
Comprehensive (loss) income		-	-	-	-	-	(16,178)	17,485	1,307	(7,126)	(5,819)

Bought deal financing	13	18,600,000	311,962	-	-	-	-	-	311,962	-	311,962
Share issue costs, net of income taxes of $3.7 million	13	-	(10,247)	-	-	-	-	-	(10,247)	-	(10,247)
Net investments from minority shareholders	13	-	-	-	-	-	-	-	-	210,303	210,303
Acquisition of Tintic by Osisko Development	4	-	-	-	-	-	-	-	-	109,657	109,657
Effect of changes in ownership of a subsidiary on non- controlling interest		-	-	-	-	-	-	(32,879)	(32,879)	32,879	-
Dividends declared	13	-	-	-	-	-	-	(20,344)	(20,344)	-	(20,344)
Shares issued - Dividends reinvestment plan	13	54,344	846	-	-	-	-	-	846	-	846
Shares issued - Employee share purchase plan		9,561	152	-	-	-	-	-	152	-	152
Share options - Share-based compensation		-	-	-	1,266	-	-	-	1,266	1,457	2,723
Share options exercised		57,811	1,046	-	(206)	-	-	-	840	-	840
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	1,336	-	-	-	1,336	440	1,776
Settlement		135,789	1,523	-	(3,084)	-	-	(227)	(1,788)	270	(1,518)
Income tax impact		-	-	-	(316)	-	-	-	(316)	-	(316)
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	468	-	-	-	468	268	736
Settlement		29,975	395	-	(407)	-	-	-	(12)	95	83
Income tax impact		-	-	-	(271)	-	-	-	(271)	-	(271)
Normal course issuer bid purchase of common shares	13	(347,492)	(3,724)	-	-	-	-	(1,155)	(4,879)	-	(4,879)
Warrants expired unexercised	13	-	-	(18,072)	18,072	-	-	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes		-	-	-	-	-	(14,663)	14,663	-	-	-
Balance - June 30, 2022		185,033,585	2,085,642	-	59,383	14,510	28,010	(305,499)	1,882,046	493,699	2,375,745

(i)  As at June 30, 2022, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($8.3) million and items that may be recycled to the consolidated statement of income (loss) amounting to $36.3 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the six months ended June 30, 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd's shareholders
	Number of				Equity	Accumulated
	common		Warrants		component of	other			Non-
	shares	Share		Contributed	convertible	comprehensive			controlling
	outstanding	capital		surplus	debentures	income(i)	Deficit	Total	interests	Total
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Balance - January 1, 2021	166,647,932	1,776,629	18,072	41,570	17,601	48,951	(174,458)	1,728,365	112,667	1,841,032

Net loss	-	-	-	-	-	-	(4,165)	(4,165)	(11,135)	(15,300)
Other comprehensive (loss)income	-	-	-	-	-	(11,817)	-	(11,817)	(585)	(12,402)
Comprehensive (loss) income	-	-	-	-	-	(11,817)	(4,165)	(15,982)	(11,720)	(27,702)

Net investments from minority shareholders	-	-	-	-	-	-	-	-	29,532	29,532
Effect of changes in ownership of a subsidiary on non- controlling interest	-	-	-	-	-	-	(37,816)	(37,816)	37,816	-
Dividends declared	-	-	-	-	-	-	(16,768)	(16,768)	-	(16,768)
Shares issued - Dividends reinvestment plan	68,181	1,026	-	-	-	-	-	1,026	-	1,026
Shares issued - Employee share purchase plan	11,324	170	-	-	-	-	-	170	-	170
Share options - Share-based compensation	-	-	-	1,997	-	-	-	1,997	788	2,785
Share options exercised	940,282	16,442	-	(3,447)	-	-	-	12,995	-	12,995
Restricted share units to be settled in common shares:
Share-based compensation	-	-	-	1,550	-	-	-	1,550	216	1,766
Settlement	208,437	2,144	-	(4,257)	-	-	(508)	(2,621)	-	(2,621)
Income tax impact	-	-	-	(56)	-	-	-	(56)	-	(56)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	-	636	-	-	-	636	536	1,172
Settlement	30,849	625	-	(1,349)	-	-	(237)	(961)	-	(961)
Income tax impact	-	-	-	24	-	-	-	24	-	24
Normal course issuer bid purchase of common shares	(347,400)	(3,690)	-	-	-	-	(774)	(4,464)	-	(4,464)
Deemed issuance of Osisko shares	364,731	4,300	-	-	-	-	-	4,300	-	4,300
Equity component of convertible debenture	-	-	-	3,091	(3,091)	-	-	-	-	-
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	-	-	12,554	(12,554)	-	-	-
Balance - June 30, 2021 (ii)	167,924,336	1,797,646	18,072	39,759	14,510	49,688	(247,280)	1,672,395	169,835	1,842,230

(i)  As at June 30, 2021, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $35.9 million and items that may be recycled to the consolidated statement of income (loss) amounting to $13.8 million.

(ii)  As at June 30, 2021, there are 168,077,014 common shares issued, of which 152,678 are deemed to have been repurchased given that one of the Company's associates owns some of the Company's common shares.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide, except for Osisko Development Corp. and its subsidiaries ("Osisko Development"), which are engaged in the exploration, evaluation and development of mining projects. Osisko is a public company traded on the Toronto Stock Exchange, and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

On June 30, 2022, Osisko held an interest of 44.1% (compared to 75.1% as at December 31, 2021) in Osisko Development Corp. ("Osisko Development"). Considering the interest held and other facts and circumstances, the results, assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the amendments to IAS 16 (Note 3). The Board of Directors approved the interim condensed consolidated financial statements on August 9, 2022.

Uncertainty due to COVID-19

The COVID-19 pandemic has had a significant impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown at this time and its adverse effects may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included volatility in financial markets, a slowdown in economic activity, supply chain and labour issues, and volatility in commodity prices (including gold and silver). Furthermore, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. Many mining projects, including a number of the properties in which Osisko holds a royalty, stream or other interest have been impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. If the operation or development of one or more of the properties in which Osisko holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments, including a widely available vaccine, the duration and severity of the pandemic and related restrictions, all of which continue to be uncertain and cannot be predicted.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. New accounting standard

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which is effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. Companies therefore need to distinguish between the costs associated with producing and selling items before the item of property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of property, plant and equipment available for its intended use. For the sale of items that are not part of a company's ordinary activities, the amendments require to separately disclose the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income (loss). An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The Company has adopted the amendments of IAS 16 on January 1, 2022 and has applied them retroactively. For the three and six months ended June 30, 2021, additional revenues and cost of sales of $0.7 million were recognized on the statement of income (loss). Prior to the adoption of these amendments, these revenues were recognized as a reduction of mining interests and plant and equipment.

4. Acquisition of Tintic by Osisko Development

On May 27, 2022, Osisko Development completed its previously announced acquisition of Tintic Consolidated Metals LLC ("Tintic"), which owns the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District (the "Tintic Transaction").

Under the terms of the Tintic Transaction, Osisko Development funded the acquisition through:

(i) the issuance of 12,049,449 common shares of Osisko Development;

(ii) aggregate cash payments of approximately US$58.7 million ($74.7 million);

(iii) the issuance of an aggregate of 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within five years;

(iv) US$12.5 million in deferred payments ($15.9 million); and

(v) the granting of certain other contingent payments, rights and obligations.

Transaction costs related to the acquisition were expensed under general and administrative expenses and amounted to approximately $4.7 million. The total consideration paid amounted to approximately US$156.6 million ($199.5 million).

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Tintic meets the definition of a business combination as Tintic generates revenues and has processes. Consequently, the transaction has been recorded as a business combination.

As of the reporting date, the Company has not completed the purchase price allocation over the identifiable net assets of Tintic. Information to confirm the fair value of certain assets, mainly the mining interests and plant and equipment, the exploration and evaluation assets, the fair value of certain liabilities and the deferred income tax liability, are still to be obtained or confirmed.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Acquisition of Tintic by Osisko Development (continued)

The table below presents the preliminary purchase price allocation based on the best available information to the Company to date:

Consideration paid	$

Issuance of 12,049,449 common shares of Osisko Development	109,656
Cash	63,881
Convertible instruments(i)	10,827
Fair value of deferred consideration of US$12.5 million ($15.9 million)	13,414
Fair value of other contingent payments, rights and obligations	1,695
199,473

Net assets acquired	$

Current assets	2,705
Mining assets and plant and equipment	182,229
Exploration and evaluation	38,508
Other non-current assets	1,735
Current liabilities	(1,322)
Non-current liabilities	(4,925)
Deferred income tax liability	(19,457)
199,473

(i) Represent the convertible instruments amounting to US$8.5 million ($10.8 million) issued to the sellers prior to the closing of the Tintic Transaction (Note 8), which were part of the acquisition price.

For the six months ended June 30, 2022, the revenues and net earnings of the acquiree included in the statement of income (loss) amounted respectively to $3.9 million and $0.5 million.

5. Cash

As at June 30, 2022 and December 31, 2021, the consolidated cash position was as follows:

	Osisko Gold Royalties (i)		Osisko Development (ii)		Total
	June 30, 2022	Dec. 31, 2021	June 30, 2022	Dec. 31, 2021	June 30, 2022	Dec. 31, 2021
	$	$	$	$	$	$

Cash held in Canadian dollars	51,181	40,121	58,991	13,364	110,172	53,485

Cash held in U.S. dollars	203,166	33,262	59,996	15,810	263,162	49,072
Cash held in U.S. dollars (Canadian equivalent)	261,800	42,170	77,311	20,043	339,111	62,213

Total cash	312,981	82,291	136,302	33,407	449,283	115,698

(i) Excluding Osisko Development and its subsidiaries.

(ii) Osisko Development and its subsidiaries.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Inventories

	June 30,	December 31,
	2022	2021
	$	$

Mineralized material in stockpiles (i), (ii)	9,172	4,194
Gold-in-circuit and doré bars (i), (ii)	10,459	8,638
Refined precious metals (i), (ii)	1,962	1,113
Supplies and other (i)	4,768	4,651
	26,361	18,596

(i) Inventories are held by subsidiaries of Osisko Development and are related to the Bonanza Ledge Phase II, the San Antonio and the Tintic projects.

(ii) As at June 30, 2022, the mineralized material in stockpiles, the gold-in-circuit, the doré bars and the refined precious metals inventories were mostly recorded at their net realizable value.

7. Investments in associates

	Six months ended	Year ended
	June 30, 2022	December 31, 2021
	$	$
Balance - Beginning of period	125,354	119,219
Acquisitions	-	2,366
Exercise of warrants	-	1,437
Share of income (loss)	1,054	(3,950)
Share of other comprehensive income	-	(1,665)
Net gain on ownership dilution	3,604	1,847
Gain on deemed disposal (i)	11,854	-
Transfer to other investments (Note 8) (i)	(15,343)	-
Deemed issuance of Osisko common shares held by an associate	-	6,100
Balance - End of period	126,523	125,354

(i) In 2022, the gain on deemed disposal is related to an investment in an associate that was transferred to other investments as the Company has considered that it has lost its significant influence over the investee.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Other investments

Six months ended		Year ended
	June 30, 2022	December 31, 2021
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	47,981	25,063
Acquisitions	4,438	17,754
Exercise	-	(1,122)
Change in fair value	(15,451)	6,286
Acquisition of Tintic (Note 4)	(10,827)	-
Foreign exchange revaluation impact	51	-
Balance - End of period	26,192	47,981

Fair value through other comprehensive income (common shares)

Balance - Beginning of period	94,231	115,590
Acquisitions	648	18,668
Exercise of warrants	-	600
Transfer from associates (Note 7)	15,343	-
Change in fair value	(31,277)	7,303
Disposals	(21,281)	(47,930)
Balance - End of period	57,664	94,231

Amortized cost (notes)
Balance - Beginning of period	26,798	16,861
Acquisitions	6,083	14,961
Repayment	(2,960)	(3,007)
Impairments	(904)	(2,112)
Foreign exchange revaluation impact	429	95
Balance - End of period	29,446	26,798

Total	113,302	169,010

As at June 30, 2022, other investments comprise common shares, warrants and convertible instruments, mostly from Canadian publicly traded companies as well as loan receivables (notes) from two private companies, owning the Renard diamond mine and the Amulsar gold project (the loans related to the Amulsar gold project were written-off).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Royalty, stream and other interests

		Six months ended June 30, 2022
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	703,113	438,032	13,656	1,154,801
Acquisitions	9,290	-	-	9,290
Depletion	(13,057)	(10,092)	-	(23,149)
Currency translation adjustments	2,050	5,267	223	7,540

Balance - June 30	701,396	433,207	13,879	1,148,482

Producing
Cost	632,034	523,697	-	1,155,731
Accumulated depletion and impairment	(408,733)	(222,030)	-	(630,763)
Net book value - June 30	223,301	301,667	-	524,968

Development
Cost	227,282	183,607	31,630	442,519
Accumulated depletion and impairment	(731)	(52,067)	(26,858)	(79,656)
Net book value - June 30	226,551	131,540	4,772	362,863

Exploration and evaluation
Cost	252,714	-	9,107	261,821
Accumulated depletion	(1,170)	-	-	(1,170)

Net book value - June 30	251,544	-	9,107	260,651

Total net book value - June 30	701,396	433,207	13,879	1,148,482

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Royalty, stream and other interests (continued)

Main acquisition

Silver stream - CSA mine

In March 2022, Osisko Bermuda Limited ("Osisko Bermuda") entered into an agreement with Metals Acquisition Corp. ("MAC") with respect to a US$90 million silver stream (the "CSA Silver Stream") to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia ("CSA"). MAC announced in March 2022 that it had entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the "CSA Acquisition Transaction").

Under the agreement, Osisko Bermuda would make an upfront cash payment to MAC of US$90 million (the "Silver Deposit"). The Silver Deposit would be payable in full on closing of the Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. Osisko Bermuda would be entitled to receive 100% of payable silver produced from CSA for the life of the mine. Osisko Bermuda would make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. MAC and certain of its subsidiaries, including the operating subsidiary, would provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the Silver Stream.

MAC would grant Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the third anniversary of the closing date.

Closing of the Silver Stream is expected in the second half of 2022, and is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, MAC's closing of the financings to acquire CSA, MAC shareholder's approving the CSA Acquisition Transaction, and certain regulatory approvals. Osisko Bermuda has also agreed to subscribe for US$15 million in equity of MAC concurrently with the closing of the CSA Silver Stream.

Copper stream - CSA mine

Osisko Bermuda also provided MAC an option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream referenced to production from CSA (the "CSA Copper Stream Option"). Should MAC utilize any portion of the CSA Copper Stream Option, upfront proceeds payable by Osisko Bermuda would be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. The CSA Copper Stream Option is subject to, among other things, the parties finalizing definitive terms and conditions.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Royalty, stream and other interests (continued)

		Year ended December 31, 2021
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	656,661	440,941	18,526	1,116,128
Additions	77,702	13,234	-	90,936
Conversion of an offtake into a stream	-	4,682	(4,682)	-
Depletion	(28,958)	(19,403)	-	(48,361)
Impairment	(2,288)	-	-	(2,288)
Translation adjustments	(4)	(1,422)	(188)	(1,614)

Balance - December 31	703,113	438,032	13,656	1,154,801

Producing
Cost	626,345	518,934	-	1,145,279
Accumulated depletion and impairment	(395,874)	(210,884)	-	(606,758)
Net book value - December 31	230,471	308,050	-	538,521

Development
Cost	226,438	181,209	31,120	438,767
Accumulated depletion and impairment	(572)	(51,227)	(26,424)	(78,223)
Net book value - December 31	225,866	129,982	4,696	360,544

Exploration and evaluation
Cost	247,680	-	8,960	256,640
Accumulated depletion	(904)	-	-	(904)
Net book value - December 31	246,776	-	8,960	255,736

Total net book value - December 31	703,113	438,032	13,656	1,154,801

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Mining interests and plant and equipment

	Six months ended June 30, 2022			Year ended December 31, 2021
	Mining interests	Plant and equipment (i)	Total	Mining interests	Plant and equipment (i)	Total
	$	$	$	$	$	$
				(Note 3)		(Note 3)

Net book value - Beginning of period	543,953	91,702	635,655	459,303	30,209	489,512
Acquisition of Tintic (Note 4)	169,175	13,054	182,229	-	-	-
Additions	25,939	9,230	35,169	131,908	58,192	190,100
Impairment	-	-	-	(58,417)	-	(58,417)
Mining exploration tax credits	(5,876)	-	(5,876)	(1,585)	-	(1,585)
Change in environmental rehabilitation assets	(2,756)	-	(2,756)	19,522	-	19,522
Depreciation	(1,373)	(6,825)	(8,198)	-	(7,814)	(7,814)
Depreciation capitalized	369	-	369	4,136	-	4,136
Share-based compensation capitalized	372	-	372	2,127	-	2,127
Transfers	-	-	-	(11,221)	11,221	-
Disposals and others	(238)	(5,387)	(5,625)	-	(213)	(213)
Currency translation adjustments	4,522	845	5,367	(1,820)	107	(1,713)

Net book value - End of period	734,087	102,619	836,706	543,953	91,702	635,655

Closing balance
Cost	793,877	119,675	913,552	602,370	105,112	707,482
Accumulated depreciation and impairment	(59,790)	(17,056)	(76,846)	(58,417)	(13,410)	(71,827)

Net book value	734,087	102,619	836, 706	543,953	91,702	635,655

(i) Plant and equipment includes right-of-use assets having a net book value of $11.8 million as at June 30, 2022 ($20.3 million as at December 31, 2021).

The plant and equipment movements by category of assets for the six months ended June 30, 2022 are as follows:

	Six months ended June 30, 2022
	Land and buildings	Machinery and equipment	Construction- in-progress	Total Plant and equipment
	$	$	$	$

Net book value - Beginning of period	24,332	43,121	24,249	91,702
Acquisition of Tintic (Note 4)	7,594	5,460	-	13,054
Additions	559	7,594	1,077	9,230
Depreciation	(1,226)	(5,599)	-	(6,825)
Transfers	-	5,393	(5,393)	-
Disposals and others	(442)	(4,945)	-	(5,387)
Currency translation adjustments	90	773	(18)	845
Net book value - End of period	30,907	51,797	19,915	102,619

Closing balance
Cost	37,536	62,224	19,915	119,675
Accumulated depreciation and impairment	(6,629)	(10,427)	-	(17,056)
Net book value	30,907	51,797	19,915	102,619

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Provisions and other liabilities

				Six months ended June 30, 2022			Year ended Dec. 31, 2021
	Environmental rehabilitation(i)	Lease liabilities(ii)	Deferred premium on flow-through shares	Derivative financial instruments(iii)	Deferred consideration and contingent payments(iv)	Total	Total
	$	$	$	$	$	$	$

Balance - Beginning of period	53,237	18,362	914	-	-	72,513	45,967
Acquisition of Tintic (Note 4)	5,370	325	-	-	15,109	20,804	-
New (reduction in) liabilities	270	108	-	39,841	-	40,219	34,011
Revision of estimates	(3,194)	(1,944)	-	-	-	(5,138)	(1,457)
Change in fair value	-	-	-	(18,917)	-	(18,917)	-
Accretion	1,218	-	-	-	-	1,218	1,192
Settlement/payments of liabilities	(1,257)	(6,332)	-	-	-	(7,589)	(7,822)
Issuance of flow-through shares	-	-	-	-	-	-	7,885
Recognition of deferred premium on flow-through shares	-	-	(914)	-	-	(914)	(6,971)
Currency translation adjustments	315	7	-	-	-	322	(292)

Balance - End of period	55,959	10,526	-	20,924	15,109	102,518	72,513

Current portion	6,714	2,727	-	-	3,222	12,663	12,179
Non-current portion	49,245	7,799	-	20,924	11,887	89,855	60,334

	55,959	10,526	-	20,924	15,109	102,518	72,513

(i) The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of Osisko Development's mining interests, plant and equipment and exploration and evaluation assets (mostly for the Cariboo property, Bonanza Ledge Phase II and San Antonio projects). As at June 30, 2022, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $71.0 million. The weighted average actualization rate used is 6.6% and the disbursements are expected to be made from 2022 to 2030 as per the current closure plans. Additional collateral investments of $13.4 million were made in 2022 in relation to environmental rehabilitation liabilities and are presented under other assets on the balance sheet.

(ii) The lease liabilities are mainly related to leases for office space and mining equipment.

(iii) Represents the embedded derivative included in the warrants issued by Osisko Development and exercisable in U.S. dollars (Note 13).

(iv) Represents deferred consideration and contingent payments payable by Osisko Development with regards to its acquisition of Tintic (Note 4).

12. Long-term debt

The movements in the long-term debt are as follows:

	Six months ended	Year ended
	June 30, 2022	December 31, 2021
	($)	($)

Balance - Beginning of period	410,435	400,429
Increase in revolving credit facility	-	50,000
Repayment of revolving credit facility	(113,120)	-
Repayment of convertible debenture	-	(50,000)
Mining equipment financings, net	4,956	3,764
Amortization of transaction costs	1,131	2,204
Accretion expense	2,116	4,308
Foreign exchange revaluation impact	(282)	(270)

Balance - End of period	305,236	410,435

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Long-term debt (continued)

The summary of the long-term debt is as follows:

	June 30,	December 31,
	2022	2021
	($)	($)

Convertible debentures(i)	300,000	300,000
Revolving credit facility(ii)	-	113,389
Mining equipment financings(iii)	8,707	3,764
Long-term debt	308,707	417,153
Unamortized debt issuance costs	(1,160)	(2,291)
Unamortized accretion on convertible debentures	(2,311)	(4,427)
Long-term debt, net of issuance costs	305,236	410,435
Current portion	300,600	294,891
Non-current portion	4,636	115,544
	305,236	410,435

(i) Convertible debentures

In November 2017, the Company closed a bought deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal amount of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures are convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

(ii) Revolving credit facility

An amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The Facility has a maturity date of July 30, 2025. The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets from the royalty, stream and other interests segment (which exclude the assets held by Osisko Development and its subsidiaries).

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate, plus an applicable margin depending on the Company's leverage ratio. In April 2022, the amounts outstanding under the Facility ($113.1 million) were repaid and, as such, the Facility was not drawn on June 30, 2022.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at June 30, 2022, all such ratios and requirements were met.

(iii) Mining equipment financings

Mining equipment financings are related to acquisitions of equipment by Osisko Development that are financed by third parties. The loans are guaranteed by the mining equipment and are payable in monthly installments over a period of 16 to 26 months.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share capital and warrants

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

185,033,585 common shares

Osisko Gold Royalties Ltd - Bought deal financing

On March 31, 2022, Osisko closed a bought deal financing with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 common shares of Osisko (the "Common Shares") at an offering price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds to the Company of US$250.2 million ($312.0 million) (the "Offering"). Transaction fees amounted to $13.9 million ($10.2 million net of income taxes of $3.7 million), including the 4% commission fee paid to the Underwriters. The Company plans to use the net proceeds from the Offering for general corporate purposes, including funding resource royalty and stream acquisitions, the potential repayment, from time to time, of amounts drawn under the Company's revolving credit facility and other corporate development opportunities.

Osisko Development Corp. - Bought deal private placement

On March 2, 2022, Osisko Development completed its previously announced bought deal brokered private placement of an aggregate of (i) 13,732,900 ODV Subscription Receipts and (ii) 9,525,850 ODV Units (together with the ODV Subscription Receipts, the "Offered Securities") at a price of $4.45 per Offered Security, for aggregate gross proceeds of approximately $103.5 million (the "ODV Bought Deal Private Placement"), including the full exercise of the underwriters' option. Each ODV Unit is comprised of one common share of the company (each, an "ODV Common Share") and one common share purchase warrant (each, an "ODV Warrant"), with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of $7.60 per ODV Common Share for a period of 60 months following the date hereof. Each ODV Subscription Receipt entitled the holder thereof to receive one ODV Unit, upon the satisfaction of the Bought Deal Escrow Release Conditions, which were met in May 2022. In consideration for their services, the underwriters were paid a cash commission equal to 5% of the gross proceeds of the ODV Bought Deal Private Placement (other than in respect of subscribers on the President's List for which no commission was paid).

Osisko Development intends to use the net proceeds of the ODV Bought Deal Private Placement to advance the development of the company's mineral assets, including the Cariboo gold project, the San Antonio gold project, properties held by Tintic and for general corporate purposes.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share capital and warrants (continued)

Shares (continued)

Osisko Development Corp. - Non-brokered private placement

On March 4, 2022, Osisko Development closed the first tranche of its previously announced non-brokered private placement (the "ODV Non-brokered Private Placement"), pursuant to which a total of 24,215,099 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for gross proceeds of approximately US$84.8 million ($108.1 million). On March 29, 2022, Osisko Development closed the second tranche of the ODV Non-brokered Private Placement pursuant to which an additional 9,365,689 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$32.8 million ($41.0 million). On April 21, 2022, Osisko Development closed the third tranche of the ODV Non-brokered Private Placement pursuant to which an additional 512,980 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$1.8 million ($2.2 million).

Each ODV Subscription Receipt entitled the holder thereof to receive one ODV Unit, upon the satisfaction of the Non-brokered Private Placement Escrow Release Conditions, which were met in May 2022. Each ODV Unit is comprised of one ODV Common Share and one ODV Warrant, with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of US$6.00 per ODV Common Share for a period of five years following the date of issue. These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the "fixed for fixed" requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. Their value was estimated at $39.8 million on the issue date using the Black-Scholes model and they are presented as a non-current liability under provision and other liabilities on the consolidated balance sheet. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of income (loss) under other gains (losses), net. All securities issued under the ODV Non-brokered Private Placement are subject to a hold period expiring four months and one day from the closing date.

Osisko Development Corp. - Share consolidation

In May 2022, Osisko Development completed a consolidation of its common shares, on a three for one basis (3:1).

Normal course issuer bid

In December 2021, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 16,530,688 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized from December 12, 2021 until December 11, 2022. Daily purchases will be limited to 87,364 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2021, being 349,057 Common Shares.

During the six months ended June 30, 2022, the Company purchased for cancellation a total of 347,492 common shares for $4.9 million (average acquisition price per share of $14.04) under its 2022 NCIB program.

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2021:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable	Dividend reinvestment plan(i)
	$			$

February 24, 2022	0.055	March 31, 2022	April 14, 2022	10,167,000	7,498,987
May 12, 2022	0.055	June 30, 2022	July 15, 2022	10,177,000	7,385,458
	0.110			20,344,000

(i) Number of common shares held by shareholders participating in the dividend reinvestment plan ("DRIP").

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share capital and warrants (continued)

During the three and six months ended June 30, 2022, the Company issued respectively 24,415 and 54,344 common shares under the DRIP, at a discount rate of 3%.

As at June 30, 2022, the holders of 7,385,458 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. Therefore, 32,462 common shares were issued on July 15, 2022 at a discount rate of 3%.

Warrants

On February 18, 2022, a total of 5,480,000 Osisko warrants that were exercisable at a price of $36.50 expired unexercised.

14. Share-based compensation

Share options

The Company and its subsidiary, Osisko Development, offer a share option plan to their respective directors, officers, management, employees and consultants.

Osisko Gold Royalties Ltd

The following table summarizes information about the movement of the share options outstanding under Osisko's plan:

	Six months ended June 30, 2022		Year ended December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Balance - Beginning of period	3,730,580	14.09	4,240,869	14.22
Granted(i)	670,000	14.27	763,700	13.27
Exercised	(57,811)	14.53	(1,043,903)	13.75
Forfeited / Cancelled	(27,134)	13.47	(58,866)	13.45
Expired	(486,619)	18.08	(171,220)	16.04

Balance - End of period	3,829,016	13.61	3,730,580	14.09

Options exercisable - End of period	2,156,347	13.54	1,881,416	14.78

(i) Options were granted to officers, management, employees and/or consultants.

The weighted average share price when share options were exercised during the six months ended June 30, 2022 was $15.92 ($16.04 for the year ended December 31, 2021).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation (continued)

Share options (continued)

Osisko Gold Royalties Ltd (continued)

The following table summarizes the Osisko's share options outstanding as at June 30, 2022:

	Options outstanding			Options exercisable
			Weighted
			average
	Weighted		remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
10.58 - 12.97	1,308,879	12.70	3.0	749,880	12.71
13.10 - 14.78	2,269,064	13.76	3.2	1,242,327	13.56
15.97 - 18.07	251,073	16.99	2.3	164,140	17.15
	3,829,016	13.61	3.1	2,156,347	13.54

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended June 30, 2022	Year ended December 31, 2021
Dividend per share	1.5%	1.5%
Expected volatility	41%	40%
Risk-free interest rate	2.6%	0.7%
Expected life	47 months	46 months
Weighted average share price	$14.27	$13.27
Weighted average fair value of options granted	$4.38	$3.66

The expected volatility is estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2022, the total share-based compensation related to share options granted under the Osisko's plan amounted to $0.6 million and $1.3 million, respectively ($1.0 million and $2.0 million during the three and six months ended June 30, 2021, respectively).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation (continued)

Share options (continued)

Osisko Development Corp.

The following table summarizes information about the movement of the share options outstanding under Osisko Development's plan (adjusted to reflect the consolidation of the common shares of Osisko Development):

	Six months ended June 30, 2022		Year ended December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	697,841	21.21	399,697	22.86
Granted(i)	901,900	6.49	335,176	19.40
Forfeited	(43,495)	19.05	(37,032)	22.66
Balance - End of period	1,556,246	12.74	697,841	21.21
Options exercisable - End of period	58,534	21.30	-	-

(i) Options were granted to officers, management, employees and/or consultants.

The following table summarizes the Osisko Development's share options outstanding as at June 30, 2022 (adjusted to reflect the consolidation of the common shares of Osisko Development):

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

6.49	901,900	6.49	5.0
16.20 - 16.89	114,254	16.50	4.3	-	-
21.30 - 24.30	540,092	22.38	3.7	58,534	21.30

	1,556,246	12.74	4.5	58,534	21.30

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation (continued)

Share options (continued)

Osisko Development Corp. (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended June 30, 2022	Year ended December 31, 2021
Dividend per share	-	-
Expected volatility	64%	66%
Risk-free interest rate	3.2%	0.9%
Expected life	48 months	45 months
Weighted average share price	$6.49	$19.40
Weighted average fair value of options granted	$3.30	$9.49

The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2022, the total share-based compensation related to share options granted under the Osisko Development's plan amounted to $0.6 million and $1.5 million, respectively ($0.4 million and $0.8 million for the three and six months ended June 30, 2021, respectively).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation (continued)

Deferred and restricted share units

The Company and its subsidiary, Osisko Development, offer a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers, employees and/or consultants as part of their long-term compensation package.

Osisko Gold Royalties Ltd

The following table summarizes information about the DSU and RSU movements:

	Six months ended June 30, 2022		Year ended December 31, 2021
	DSU(i)	RSU(ii)	DSU(i)	RSU(ii)

Balance - Beginning of period	376,203	878,397	408,564	1,242,902
Granted	66,580	273,520	64,720	293,610
Reinvested dividends	2,581	6,036	5,185	15,102
Settled	(30,846)	(226,612)	(102,266)	(398,173)
Forfeited	-	(32,192)	-	(275,044)
Balance - End of period	414,518	899,149	376,203	878,397
Balance - Vested	347,938	-	311,010	-

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when the director leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be settled at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU), which vest and are payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company.  As at June 30, 2022, 50,000 RSU have not yet vested.

The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities.

The total share-based compensation related to the Osisko's DSU and RSU plans for the three and six months ended June 30, 2022 amounted to $0.7 million and $1.8 million, respectively ($0.3 million and $2.2 million for the three and six months ended June 30, 2021, respectively).

Based on the closing price of the common shares at June 30, 2022 ($12.98), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to $2.4 million ($2.6 million as at December 31, 2021) and to $9.1 million based on all RSU and DSU outstanding ($10.4 million as at December 31, 2021).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation (continued)

Deferred and restricted share units (continued)

Osisko Development Corp.

The following table summarizes information about the DSU and RSU movements (adjusted to reflect the consolidation of the common shares of Osisko Development):

	Six months ended June 30, 2022		Year ended December 31, 2021
	DSU(i)	RSU(ii)	DSU(i)	RSU(ii)

Balance - Beginning of period	79,781	345,377	56,873	-
Granted - Replacement RSU	-	-	-	152,816
Granted (iii)	101,750	681,000	22,908	199,649
Settled	(10,883)	(49,118)	-	-
Forfeited	-	(11,761)	-	(7,088)
Balance - End of period	170,648	965,498	79,781	345,377
Balance - Vested	68,898	-	-	-

(i) Unless otherwise decided by the board of directors of Osisko Development, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of Osisko Development, to each non-executive director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Osisko Development's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Osisko Development to the tax authorities.

(ii) The RSU granted vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of Osisko Development, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of Osisko Development's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko Development to the tax authorities.

The total share-based compensation expense related to the Osisko Development's DSU and RSU plans for the three and six months ended June 30, 2022 amounted to $0.8 million and $2.0 million, respectively ($0.5 million and $0.8 million for the three and six months ended June 30, 2021, respectively).

Based on the closing price of the common shares at June 30, 2022 ($6.19), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to $0.2 million (nil as at December 31, 2021) and to $3.7 million based on all RSU and DSU outstanding ($2.8 million as at December 31, 2021).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Additional information on the consolidated statements of income (loss)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
		(Note 3)		(Note 3)
Revenues

Royalty interests (i)	34,583	36,437	69,572	71,348
Stream interests (i)	16,962	13,470	32,662	27,556
Offtake interests (i)	-	7,339	-	25,265
Mining activities (ii)	12,862	775	22,029	775
Intersegment transactions	(448)	(80)	(906)	(80)
	63,959	57,941	123,357	124,864

Cost of sales(iii)

Royalty interests (i)	188	119	282	293
Stream interests (i)	3,568	2,873	6,655	5,857
Offtake interests (i)	-	7,104	-	24,343
Mining activities (ii)	12,010	775	20,449	775
Intersegment transactions	(448)	(80)	(906)	(80)
	15,318	10,791	26,480	31,188

Other gains (losses), net

Change in fair value of financial assets and liabilities at fair value through profit and loss	12,106	(1,777)	3,930	(3,685)
Net gain on acquisition of investments(iv)	-	211	48	649
Net gain on dilution of investments in associates	1,544	-	3,604	1,391
Net gain on deemed disposal of an associate(v)	11,854	-	11,854	-
Impairment of other investments	(384)	-	(904)	(2,112)
Flow-through shares premium income	573	2,798	914	3,268
Other	(1,809)	397	(786)	208
	23,884	1,629	18,660	(281)

(i) From the royalties, streams and other interests segment (Osisko Gold Royalties Ltd, excluding Osisko Development Corp.)

(ii) From the exploration, evaluation and development of mining projects segment (Osisko Development Corp.)

(iii) Excluding depletion and amortization.

(iv) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

(v) Refer to Note 7.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Net earnings (loss) per share

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Net earnings (loss) attributable to Osisko Gold Royalties Ltd's shareholders	17,159	(14,759)	17,485	(4,165)

Basic weighted average number of common shares outstanding (in thousands)	185,316	167,895	176,182	167,696
Dilutive effect of share options	314	-	330	-
Diluted weighted average number of common shares	185,630	167,895	176,512	167,696

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	0.09	(0.09)	0.10	(0.02)

For the three and six months ended June 30, 2022, 921,073 share options and the 13,106,160 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

As a result of the net loss for the three and six months ended June 30, 2021, all potentially dilutive common shares are deemed to be antidilutive for these periods and thus diluted net loss per share is equal to the basic net loss per share.

17. Additional information on the consolidated statements of cash flows

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Interests received measured using the effective rate method	1,969	417	2,164	841
Interests paid on long-term debt	6,638	7,074	7,731	8,297
Income taxes paid	455	5,453	689	6,368

Changes in non-cash working capital items
(Increase) decrease in accounts receivable	(4,612)	315	(6,368)	(1,974)
Decrease (increase) in inventories	472	1,096	(5,945)	(7,595)
(Increase) in other current assets	(1,491)	(2,001)	(2,256)	(1,189)
(Decrease) in accounts payable and accrued liabilities	(10,550)	(3,811)	(625)	(8,571)
	(16,181)	(4,401)	(15,194)	(19,329)

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			June 30, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible instruments
Publicly traded mining exploration and development companies
Precious metals	-	-	17,632	17,632
Other minerals	2,360	-	6,200	8,560
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	20,812	-	-	20,812
Other minerals	36,852	-	-	36,852

	60,024	-	23,832	83,856

			December 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible instruments
Publicly traded mining exploration and development companies
Precious metals	-	-	24,327	24,327
Other minerals	13,048	-	10,607	23,655
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	46,668	-	-	46,668
Other minerals	47,563	-	-	47,563
	107,279	-	34,934	142,213

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Fair value of financial instruments (continued)

During the six months ended June 30, 2022 and 2021, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the six months ended June 30, 2022 and 2021:

	2022	2021
	$	$

Balance - January 1	34,934	25,063
Acquisitions	4,438	92
Warrants exercised	-	(1,122)
Acquisition of Tintic (Note 4)	(10,827)	-
Change in fair value - warrants exercised(i)	-	300
Change in fair value - warrants expired(i)	(287)	-
Change in fair value - investments held at the end of the period(i)	(4,476)	(3,985)
Foreign exchange revaluation impact	50	-
Balance - June 30	23,832	20,348

(i)  Recognized in the consolidated statements of income (loss) under other gains (losses), net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants as at June 30, 2022 and December 31, 2021.

The fair value of the derivative financial liability, classified as Level 3, is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an increase/decrease of the fair value of the derivative financial liability of approximately $4.7 million as at June 30, 2022, and a related decrease/increase in net earnings for the six months ended June 30, 2022.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, trade receivables, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the non-current notes receivable and other financing credit facilities receivable and the fair value of the deferred consideration and contingent payments approximate their carrying value as there were no significant changes in economic and risk parameters since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt per level (excluding the liability under the revolving credit facility):

	June 30, 2022		December 31, 2021
	Fair value	Carrying amount	Fair Value	Carrying amount
	$	$

Long-term debt - Level 1	298,500	296,529	303,000	293,282

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metals and other royalties, streams and other interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of mining projects operating segment.

The following tables present the main assets, liabilities, revenues, expenses and cash flows per operating segment:

	As at June 30, 2022 and December 31, 2021
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Assets and liabilities

As at June 30, 2022

Cash	312,981	136,302	-	449,283
Current assets	326,783	183,523	(228)	510,078
Investments in associates and other investments	195,841	43,984	-	239,825
Royalty, stream and other interests	1,241,531	-	(93,049)	1,148,482
Mining interests and plant and equipment	7,457	764,074	65,175	836,706
Exploration and evaluation assets	-	42,758	-	42,758
Goodwill	111,204	-	-	111,204

Total assets	1,884,346	1,067,190	(28,102)	2,923,434

Total liabilities (excluding long-term debt)	96,049	174,506	(28,102)	242,453

Long-term debt	296,529	8,707	-	305,236

As at December 31, 2021

Cash	82,291	33,407	-	115,698
Current assets	91,594	61,422	(90)	152,926
Investments in associates and other investments	231,884	62,480	-	294,364
Royalty, stream and other interests	1,247,489	-	(92,688)	1,154,801
Mining interests and plant and equipment	7,991	559,332	68,332	635,655
Exploration and evaluation assets	-	3,635	-	3,635
Goodwill	111,204	-	-	111,204

Total assets	1,691,958	703,110	(24,446)	2,370,622

Total liabilities (excluding long-term debt)	89,416	115,156	(24,446)	180,126

Long-term debt	406,671	3,764	-	410,435

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries.

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Segment disclosure (continued)

	For the three and six months ended June 30, 2022
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$
Revenues, expenses and cash flows

For the three months ended June 30, 2022

Revenues	51,545	12,862	(448)	63,959
Gross profit	35,938	653	-	36,591
Operating expenses (G&A, bus. dev and exploration)	(6,200)	(10,079)	-	(16,279)
Mining operating expenses	-	(20,602)	-	(20,602)
Impairments	-	-	-	-
Net earnings (loss)	18,059	(1,487)	-	16,572

Cash flows from operating activities
Before working capital items	40,870	(24,913)	-	15,957
Working capital items	(5,905)	(10,276)	-	(16,181)
After working capital items	34,965	(35,189)	-	(224)
Cash flows from investing activities	2,573	(97,759)	-	(95,186)
Cash flows from financing activities	(125,705)	210,225	-	84,520

For the six months ended June 30, 2022

Revenues	102,234	22,029	(906)	123,357
Gross profit	72,148	653	-	72,801
Operating expenses (G&A, bus. dev and exploration)	(12,457)	(18,007)	-	(30,464)
Mining operating expenses	-	(35,848)	-	(35,848)
Impairments	-	-	-	-
Net earnings (loss)	34,863	(23,820)	-	11,043

Cash flows from operating activities
Before working capital items	80,762	(42,182)	-	38,580
Working capital items	(5,290)	(9,904)	-	(15,194)
After working capital items	75,472	(52,086)	-	23,386
Cash flows from investing activities	(13,013)	(94,445)	-	(107,458)
Cash flows from financing activities	159,823	247,362	-	407,185

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries.

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Segment disclosure (continued)

	For the three and six months ended June 30, 2021
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$
Revenues, expenses and cash flows

For the three months ended June 30, 2021

Revenues	57,246	775	(80)	57,941
Gross profit	35,713	-	-	35,713
Operating expenses (G&A, bus. dev and exploration)	(6,483)	(4,649)	-	(11,132)
Mining operating expenses	-	-	-	-
Impairments	-	(40,479)	-	(40,479)
Net earnings (loss)	16,341	(41,404)	-	(25,063)

Cash flows from operating activities
Before working capital items	39,026	(3,708)	-	35,318
Working capital items	(1,685)	(2,716)	-	(4,401)
After working capital items	37,341	(6,424)	-	30,917
Cash flows from investing activities	(42,377)	(47,464)	-	(89,841)
Cash flows from financing activities	(3,542)	(1,718)	-	(5,260)

For the six months ended June 30, 2021

Revenues	124,169	775	(80)	124,864
Gross profit	70,312	-	-	70,312
Operating expenses (G&A, bus. dev and exploration)	(12,511)	(9,851)	-	(22,362)
Mining operating expenses	-	-	-	-
Impairments	(4,400)	(40,479)	-	(44,879)
Net earnings (loss)	29,805	(45,105)	-	(15,300)

Cash flows from operating activities
Before working capital items	78,565	(1,285)	(5,710)	71,570
Working capital items	(4,487)	(14,842)	-	(19,329)
After working capital items	74,078	(16,127)	(5,710)	52,241
Cash flows from investing activities	(56,158)	(69,172)	5,710	(119,620)
Cash flows from financing activities	(11,053)	33,895	-	22,842

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries.

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Segment disclosure (continued)

Royalty, stream and other interests - Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2022 and 2021, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2022

Royalties	67,378	658	61	1,475	-	69,572
Streams	17,496	9,587	739	-	4,840	32,662
Offtakes	-	-	-	-	-	-

	84,874	10,245	800	1,475	4,840	102,234

2021

Royalties	68,544	503	-	2,301	-	71,348
Streams	11,284	10,616	901	-	4,755	27,556
Offtakes	25,265	-	-	-	-	25,265

	105,093	11,119	901	2,301	4,755	124,169

(i) 93% of North America's revenues are generated from Canada during the six months ended June 30, 2022 (73% during the six months ended June 30, 2021).

For the six months ended June 30, 2022, one royalty interest generated revenues of $39.2 million ($42.7 million for the six months ended June 30, 2021), which represented 38% of revenues (43% of revenues for the six months ended June 30, 2021, excluding revenues generated from the offtake interests).

For the six months ended June 30, 2022, revenues generated from precious metals and diamonds represented 84% and 14% of revenues, respectively. For the six months ended June 30, 2021, revenues generated from precious metals and diamonds represented 91% and 7% of revenues, respectively (89% and 9% excluding offtakes, respectively).

Exploration, evaluation and development of mining projects - Geographic revenues

Revenues of $21.1 million from the exploration, evaluation and development of mining projects for the six months ended June 30, 2022 were exclusively generated from North America, including $17.3 million generated from Canada (revenues of $0.7 million for the six months ended June 30, 2021 were exclusively generated from Canada).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Segment disclosure (continued)

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdictions, as at June 30, 2022 and December 31, 2021, which is based on the location of the property related to the royalty, stream or other interests:

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2022

Royalties	592,897	57,001	16,564	19,719	-	15,215	701,396
Streams	180,724	173,546	-	-	28,736	50,201	433,207
Offtakes	-	-	9,106	-	4,773	-	13,879

	773,621	230,547	25,670	19,719	33,509	65,416	1,148,482

December 31, 2021

Royalties	595,931	57,673	13,742	20,453	-	15,215	703,014
Streams	185,031	173,773	-	-	28,272	51,055	438,131
Offtakes	-	-	8,960	-	4,696	-	13,656

	780,962	231,446	22,702	20,453	32,968	66,270	1,154,801

(i) 82% of North America's net interests are located in Canada as at June 30, 2022 (82% as at December 31, 2021).

Exploration, evaluation and development of mining projects - Geographic net assets

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada, in the United States of America and in Mexico, and are detailed as follow as at June 30, 2022 and December 31, 2021:

		June 30, 2022			December 31, 2021
	Canada	United States of America	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$	$
Assets
Inventories	15,160	1,635	9,566	26,361	13,933	4,663	18,596
Mining interests, plant and equipment	465,475	190,353	108,246	764,074	455,849	103,483	559,332
Exploration and evaluation assets	3,641	39,117	-	42,758	3,635	-	3,635
Total assets	760,413	243,493	63,284	1,067,190	575,651	127,459	703,110

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20. Related party transactions

During the three and six months ended June 30, 2022, interest revenues of $1.0 million and $2.0 million were recorded on notes receivable from associates, respectively ($0.8 million and $1.6 million for the three and six months ended June 30, 2021, respectively). As at June 30, 2022, interests receivable from associates of $5.6 million are included in amounts receivable ($4.6 million as at December 31, 2021). Loans, notes receivable, and convertible instruments from associates amounted to $45.7 million as at June 30, 2022 ($42.3 million as at December 31, 2021) and were included in other investments on the consolidated balance sheets.

21. Commitments

Mining equipment and service contracts

As of June 30, 2022, Osisko Development had purchase commitments for mining equipment and service contracts amounting to $43.8 million, including $30.0 million payable in the next twelve months.

22. Subsequent events

Dividends

On August 9, 2022, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on October 14, 2022 to shareholders of record as of the close of business on September 30, 2022.

Normal course issuer bid

In July 2022, the Company purchased for cancellation a total of 659,520 common shares for $8.3 million (average acquisition price per share of $12.65) under its 2022 NCIB program.